UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 17, 2025

Astria Therapeutics, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37467	26-3687168
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

22 Boston Wharf Road 10th Floor
Boston, Massachusetts	02210
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 349-1971

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	ATXS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

As previously disclosed, on October 14, 2025, Astria Therapeutics, Inc., a Delaware corporation (“Astria”), BioCryst Pharmaceuticals, Inc., a Delaware corporation (“BioCryst”), and Axel Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BioCryst (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub will merge with and into Astria, with Astria surviving the Merger as a wholly owned subsidiary of BioCryst (the “Merger”).

In connection with the Merger, BioCryst filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”). On December 18, 2025, Astria filed a definitive proxy statement (the “Proxy Statement”) with the SEC related to the special meeting of stockholders at which Astria’s stockholders will vote on proposals relating to the Merger. The Proxy Statement is hereby supplemented as set forth below.

On December 17, 2025, a complaint was filed in the Supreme Court of the State of New York, County of New York captioned Peter Grant vs. Astria Therapeutics, Inc., Kenneth Bate, Sunil Agarwal, Joanne T. Beck, Fred Callori, Hugh M. Cole, Michael D. Kishbauch, Gregg Lapointe, Jill C. Milne and Jonathan Violin (the “Grant Action”). On December 18, 2025, a complaint was filed in the Supreme Court of the State of New York, County of New York captioned Michael Kent vs. Astria Therapeutics, Inc., Kenneth Bate, Sunil Agarwal, Joanne T. Beck, Fred Callori, Hugh M. Cole, Michael D. Kishbauch, Gregg Lapointe, Jill C. Milne and Jonathan Violin (the “Kent Action” and, together with the Grant Action, the “Complaints”). Plaintiffs’ counsel provided copies of the Complaints to the Company’s counsel on December 19, 2025. The Complaints name as defendants Astria and each of the members of Astria’s board of directors (the “Board”). The Complaints allege claims of negligence and negligent misrepresentation and concealment against Astria and the Board based upon their alleged dissemination of a false and misleading registration statement. The Complaints seek, among other things, injunctive relief, damages, an award of plaintiffs’ fees and expenses and a trial by jury. The Company believes the claims asserted in the Complaints are without merit, and that the alleged misrepresentations and omissions in the Registration Statement are neither material nor actionable, and intends to vigorously defend against the litigation. In the event that any substantially similar complaints are filed, the Company does not intend to further supplement the Proxy Statement.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this report which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, among other things, Astria’s management’s beliefs and current expectations. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements include statements regarding, among other things, the outcome of any legal proceedings that have been, or may in the future be, instituted against Astria and other statements that are not historical facts. Astria cautions readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, those described in Astria’s Annual Report on Form 10-K for the year ended December 31, 2024 and Astria’s Quarterly Report on Form 10-Q for the three months ended September 30, 2025 and in other documents Astria files with the SEC, which are available on the SEC’s website at www.sec.gov.

Important Additional Information and Where to Find It

In connection with the Merger, BioCryst has filed the Registration Statement with the SEC, which contains the Proxy Statement, and each of BioCryst and Astria may file with the SEC other relevant documents regarding the Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY BIOCRYST AND ASTRIA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BIOCRYST, ASTRIA AND THE MERGER. A definitive copy of the Proxy Statement has been mailed to Astria’s stockholders. Investors and security holders are able to obtain the Registration Statement and the Proxy Statement, as well as other filings containing information about BioCryst and Astria, free of charge from BioCryst or Astria or from the SEC’s website. The documents filed by BioCryst with the SEC may be obtained free of charge at BioCryst’s website, at www.biocryst.com, or by requesting them by mail at BioCryst Pharmaceuticals, Inc., 4505 Emperor Boulevard, Suite 200, Durham, North Carolina 27703, Attention: Corporate Secretary. The documents filed by Astria with the SEC may be obtained free of charge at Astria’s website, at www.astriatx.com, or by requesting them by mail at Astria Therapeutics, Inc., 22 Boston Wharf Road, 10th Floor, Boston, Massachusetts, 02210, Attention: Investor Relations. The information included on BioCryst’s and Astria’s websites is not incorporated by reference into this report.

Participants in the Solicitation

BioCryst and Astria and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Astria in respect of the Merger. Information about BioCryst’s directors and executive officers is available in BioCryst’s proxy statement, dated April 24, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by BioCryst with the SEC. Information about Astria’s directors and executive officers is available in Astria’s proxy statement, dated April 28, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by Astria with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Proxy Statement. Investors should read the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from BioCryst or Astria as indicated above.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Astria Therapeutics, INC.

Date: December 23, 2025	By:	/s/ Ben Harshbarger
Ben Harshbarger
Chief Legal Officer